(An Exploration Stage Enterprise) CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2007 TSX: NOC www.northernperu.com

The unaudited consolidated financial statements, and accompanying notes thereto, for the periods ended  March 31, 2007 and 2006 have not been reviewed by the Company's independent auditors.

NORTHERN PERU COPPER CORP. (An Exploration Stage Enterprise) CONSOLIDATED BALANCE SHEETS

	March 31, 2007	June 30, 2006
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$6,372,553	$9,145,830
Receivables	23,774	22,381
Prepaid expenses	63,330	71,375

TOTAL CURRENT ASSETS	6,459,657	9,239,586

PROPERTY AND EQUIPMENT, net (Note 3)	69,876	43,236

MINERAL PROPERTIES (Note 4)	26,694,435	13,374,555

TOTAL ASSETS	$33,223,968	$22,657,377

LIABILITIES
CURRENT LIABILITIES
Accounts payable	$2,809,299	$1,171,989
Accrued liabilities	5,048,079	85,155
Loan payable (Note 6)	4,621,186	-

TOTAL LIABILITIES	12,478,564	1,257,144

SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 7)	22,549,154	22,459,154

CONTRIBUTED SURPLUS (Note 8)	1,812,846	1,066,605

DEFICIT ACCUMULATED DURING THE EXPLORATION STAGE	(3,616,596)	(2,125,526)

TOTAL SHAREHOLDERS’ EQUITY	20,745,404	21,400,233

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$33,223,968	$22,657,377

Going concern (Note 1)

Commitments and contingencies (Note 12)

Subsequent events (Note 13)

APPROVED BY THE DIRECTORS
“Marshall Koval”
Director
“Anthony Floyd”
Director

See Accompanying Notes to the Consolidated Financial Statements

NORTHERN PERU COPPER CORP. (An Exploration Stage Enterprise) CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (Unaudited – Prepared by Management) (expressed in Canadian dollars)

	For the Three Months Ended March 31, 2007	For the Three Months Ended March 31, 2006	For the Nine Months Ended March 31, 2007	For the Nine Months Ended March 31, 2006
GENERAL AND ADMINISTRATIVE EXPENSES
Stock-based compensation	$168,738	$213,479	$753,887	$218,121
Consultants	122,907	-	163,416	-
Legal	102,232	13,545	162,070	32,820
Investor relations and promotion	28,049	49,131	146,564	147,911
Management and administrative services	65,251	31,798	142,127	79,523
Audit and accounting	40,102	8,879	108,473	15,742
Office and administration	30,025	16,142	76,304	39,661
Regulatory and transfer agent fees	42,920	17,997	65,371	34,613
Travel and accommodation	17,131	3,791	21,847	8,889
Amortization	590	8,101	1,721	9,527

	617,945	362,863	1,641,780	586,807

OTHER INCOME (EXPENSES)
Interest income	20,634	4,590	129,751	17,728
Foreign exchange gain (loss)	(124,256)	8,974	20,959	12,934

	(103,622)	13,564	150,710	30,662

NET LOSS FOR THE PERIOD	(721,567)	(349,299)	(1,491,070)	(556,145)

DEFICIT, BEGINNING OF PERIOD	(2,895,029)	(372,005)	(2,125,526)	(165,159)

DEFICIT, END OF PERIOD	$(3,616,596)	$(721,304)	$(3,616,596)	$(721,304)

BASIC AND DILUTED LOSS PER SHARE	$(0.03)	$(0.02)	$(0.06)	$(0.03)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	27,302,109	23,072,020	27,292,260	21,831,026

See Accompanying Notes to the Consolidated Financial Statements

NORTHERN PERU COPPER CORP. (An Exploration Stage Enterprise) CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited – Prepared by Management) (expressed in Canadian dollars)

	For the Three Months Ended March 31, 2007	For the Three Months Ended March 31, 2006	For the Nine Months Ended March 31, 2007	For the Nine Months Ended March 31, 2006

CASH PROVIDED FROM (USED IN):

OPERATING ACTIVITIES
Net loss for the period	$(721,567)	$(349,299)	$(1,491,070)	$(556,145)
Items not involving cash:
Amortization	590	8,101	1,721	9,527
Stock-based compensation	168,738	213,479	753,887	218,121

Net changes in non-cash working capital items:
Receivables	(14,625)	9,150	(1,393)	(19,233)
Prepaid expenses	(25,428)	(29,687)	8,045	(14,449)
Accounts payable	111,216	-	84,210	-
Accrued liabilities	96,001	(6799)	55,845	(8355)

	(385,075)	(155,055)	(588,755)	(370,534)

FINANCING ACTIVITIES
Loan payable	4,621,186	-	4,621,186	-
Shares issued for cash	-	1,500	-	2,911,531

	4,621,186	1,500	4,621,186	2,911,531

INVESTING ACTIVITIES
Purchase of equipment	(3,378)	(9,209)	(35,220)	(31,856)
Expenditures on mineral properties, net of amortization	(8,686,329)	(2,525,984)	(13,230,667)	(6,566,642)
Accounts payable incurred on mineral property expenditures	1,971,052	1,105,291	1,553,100	1,406,909
Accrued liabilities incurred on mineral property expenditures	4,671,608	-	4,907,079	-

	(2,047,047)	(1,429,902)	(6,805,708)	(5,191,589)

INCREASE (DECREASE) IN CASH	2,189,064	(1,583,457)	(2,773,277)	(2,650,592)

CASH, BEGINNING OF PERIOD	4,183,489	1,973,488	9,145,830	3,040,623

CASH, END OF PERIOD	$6,372,553	$390,031	$6,372,553	$390,031

Supplemental cash flow information (Note 9)

See Accompanying Notes to the Consolidated Financial Statements

NORTHERN PERU COPPER CORP. (An Exploration Stage Enterprise) CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited – Prepared by Management) (expressed in Canadian dollars)

	Common Shares			Deficit Accumulated during the	Total
	Number	Amount	Contributed Surplus	Exploration Stage	Shareholders’ Equity

Balance, June 30, 2006	27,287,442	$22,459,154	$1,066,605	$(2,125,526)	$21,400,233
Common shares issued for services	15,000	90,000	-	-	90,000
Stock based compensation	-	-	746,241	-	746,241
Net loss for the period ended March 31, 2007	-	-	-	(1,491,070)	(1,491,070)

Balance, March 31, 2007	27,302,442	$22,549,154	$1,812,846	$(3,616,596)	$20,745,404

See Accompanying Notes to the Consolidated Financial Statements

NORTHERN PERU COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007

(Unaudited – Prepared by Management)

(expressed in Canadian dollars)

1.

NATURE OF OPERATIONS

(a)

Operations and Going Concern

Northern Peru Copper Corp. was incorporated on February 28, 2005, pursuant to the Business Corporations Act of British Columbia and effectively commenced operations on May 19, 2005.

The Company is engaged in the identification, acquisition, exploration and development of mineral resources.  The Company is considered to be in the exploration stage as it has not placed any of its mineral properties into production.

As at March 31, 2007, the Company had a working capital deficiency of $6,018,907.  Subsequent to the quarter end, on April 26, 2007, the Company entered into an agreement for a private placement for gross proceeds of $16,800,000 (Note 13(e)).

The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders, the ability of the Company to raise equity or debt financing or the attainment of profitable operations to meet the Company’s liabilities as they become payable.  These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

The Company has entered into mineral property acquisition and option agreements that will require future outlays of cash in order to maintain the properties and options in good standing or in order to fulfil contractual obligations.  The Company’s continuing operations as intended are dependent on management’s ability to raise required funding through future equity issuances, debt, asset sales or a combination thereof.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Principles of presentation

These consolidated financial statements are presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) They include the accounts of Northern Peru Copper Corp. and the following subsidiaries (collectively, the “Company”):

-

1327008 Ontario Ltd. (wholly-owned)

-

Eastpac Minerals Peru SA (wholly-owned subsidiary of 1327008 Ontario Ltd.)

-

Lumina Copper SAC (wholly-owned)

-

Minera Andes Del Norte SA (subsidiary of Lumina Copper SAC).

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada with respect to the preparation of interim financial statements.  Accordingly, they do not include all of the information and disclosures required by Canadian GAAP in the preparation of annual consolidated financial statements.  The accounting policies used in the preparation of the

NORTHERN PERU COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007

(Unaudited – Prepared by Management)

(expressed in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES  (continued)

accompanying unaudited interim consolidated financial statements are the same as those described in the annual consolidated financial statements and the notes thereto for the fiscal year ended June 30, 2006 with the exception of Notes 2 (c) and (d) below.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.  The interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements including the notes thereto for the fiscal year ended June 30, 2006.

(b)

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

(c)

Financial Instruments

In January 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 3855, “Financial Instruments – Recognition and Measurement”. It prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. It also specifies how financial instrument gains and losses are to be presented. It applies to interim and annual financial statements for fiscal periods beginning on or after October 1, 2006.

(d)

Comprehensive Income

In January 2005, the CICA issued Handbook Section 1530, “Comprehensive Income” and Handbook Section 3251, “Equity”.  CICA 1530 establishes standards for reporting and presenting certain gains and losses normally not included in net earnings or losses, such as unrealized gains and losses related to available-for-sale securities, in a statement of comprehensive income.  CICA 3251 establishes standards for the presentation of equity and changes in equity as a result of the new requirements in CICA 1530.  These standards apply to interim and annual financial statements for fiscal periods beginning on or after October 1, 2006.

3.

PROPERTY AND EQUIPMENT

	Cost	Accumulated Amortization	Net Book Value

Furniture and equipment	$ 85,146	$ 15,270	$ 69,876

NORTHERN PERU COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007

(Unaudited – Prepared by Management)

(expressed in Canadian dollars)

4.

MINERAL PROPERTIES

The Company’s mineral properties are comprised of properties located in Peru.

	Galeno	Pashpap	Total

Balance, June 30, 2006	13,235,354	139,201	13,374,555

Acquisition costs	6,082,587	-	6,082,587

Property exploration
Drilling	2,858,538	-	2,858,538
Geological	2,148,778	1,479	2,150,257
Engineering	1,006,276	-	1,006,276
Field office and administration	399,459	3,790	403,249
Travel & accommodation	311,852	4	311,856
Metallurgical	232,649	-	232,649
Assays	183,280	-	183,280
Stock based compensation	82,354	-	82,354
Tenure fees	-	7,638	7,638
Amortization	6,859	-	6,859
Less: expense recoveries	-	(5,663)	(5,663)

Balance, March 31, 2007	$26,547,986	$146,449	$26,694,435

(a)

Galeno Property

Pursuant to an agreement dated April 25, 2003 with La Asunción Negociadora Minera SAC (ASUMIN), the Company had an option to acquire a 100% interest in the Galeno Copper-Gold Property located in northern Peru. The property consists of 5 mining concessions covering an area of approximately 1,348 hectares.  Consideration for the acquisition is an aggregate of US $2,000,000 in cash payments, of which US $880,000 had been paid.  The remaining consideration, in the amount of US $1,120,000, was payable by April 25, 2007.

On April 13, 2007 the Company exercised the option and the remaining US $1,120,000 was paid.

The Company will be required to make bonus payments of US $250,000 upon completion of a positive feasibility study and US $1,300,000 one year after the commencement of commercial production.

NORTHERN PERU COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007

(Unaudited – Prepared by Management)

(expressed in Canadian dollars)

4.

MINERAL PROPERTIES   (continued)

The Company also owns all of the shares of two companies which, collectively, own a 100% leasehold interest in the Molino mining concession.  The Molino concession is contiguous to the Galeno concessions and is considered to be an extension of the Galeno property.  The vendors retain a 1% net smelter royalty.  Pursuant to the terms of an underlying agreement, the Company was also obligated to pay US $300,000 upon commencement of commercial production and 6% of the net profits, before income taxes, to the owner of this concession.

In March, 2007 the Company entered into an agreement to buy-out the existing leasehold agreement, which included buying-out the US $300,000 cash obligation and 6% net profits royalty, as well as settling ongoing litigation on the property (Note 12(c)).  Consideration for this transaction was US $4,000,000 which was paid in April, 2007.  With this buy-out, the Company owns 100% of the Molino concession, subject only to the 1% net smelter royalty.

(b)

Pashpap Property

The Company owns a 100% interest in 15 copper concessions located in northern Peru.

Pursuant to an agreement dated June 16, 2005, the Company granted an option to Japan Oil, Gas and Metals National Corporation (“JOGMEC”) to earn a 51% participating joint venture interest in the Pashpap property in consideration of JOGMEC incurring a total of US $5,000,000 of exploration expenditures and completing 25,000 metres of drilling on the property before March 31, 2009.

In March and April, 2007, the agreement with JOGMEC was amended to include one additional concession that had been staked by the Company and to decrease the number of metres to be drilled by JOGMEC to 20,000 metres.

Upon JOGMEC earning a 51% interest in the property, a joint venture will be formed with each of JOGMEC and the Company contributing their pro-rata share of 51% and 49% respectively, towards future project costs.

5.

RELATED PARTY TRANSACTIONS

In addition to the loan payable disclosed in Note 6, the Company had related party transactions as described below.

The Company shares general and administrative expenses with three other companies with certain directors in common.    These expenses include $7,645 (2006 - $7,186) for rental of office premises and $29,333 (2006 - $13,583) for management fees.  Included in accounts payable is an amount of $48,999 (2006 - $19,226) owed to one of the companies for shared expenses.

The foregoing related party transactions are recorded at the exchange amount which is the amount of consideration paid or received as established and agreed to between the parties.  In management’s opinion, the exchange amount was negotiated and established and agreed to by the related parties as if they were dealing at arm’s length.

NORTHERN PERU COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007

(Unaudited – Prepared by Management)

(expressed in Canadian dollars)

6.

LOAN PAYABLE

In March, 2007 the Company received a loan of US$4,000,000 from a director in order to make the buy-out payment on the Molino lease (Note 4(a)).  The loan is repayable by May 15, 2007 with interest at the rate of LIBOR plus 2%.

7.

SHARE CAPITAL

(a)

Authorized

An unlimited number of common shares without par value.

(b)

Issued and outstanding

Common shares:

	Number of Shares	Amount

Balance, June 30, 2006	27,287,442	$22,459,154

Issued for services (Note 12(a)(i))	15,000	90,000

Balance, March 31, 2007	27,302,442	$22,549,154

8.

STOCK OPTIONS

(a)

Options outstanding

Under the Company’s stock option plan, the board of directors may grant options for the purchase of up to a total of 10% of the total number of issued and outstanding common shares of the Company.  Options granted under the plan vest over time at the discretion of the board of directors.  Exercise prices on options granted under the plan are determined by reference to the market value on the date of the grant.

Summary of the Company’s stock options as at March 31, 2007 is as follows:

	Number of Shares	Weighted Average Exercise Price

Outstanding at June 30, 2006	1,530,000	$1.16
Granted	360,000	$6.34

Outstanding at March 31, 2007	1,890,000	$2.14

Exercisable at March 31, 2007	1,325,671	$1.40

NORTHERN PERU COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007

(Unaudited – Prepared by Management)

(expressed in Canadian dollars)

8.

STOCK OPTIONS (continued)

At March 31, 2007, the Company has outstanding stock options to purchase an aggregate 1,890,000 common shares as follows:

Options Outstanding			Options Exercisable
Number of Shares	Expiry Date	Exercise Price	Number of Shares	Exercise Price

450,000	June 6, 2008	$0.01	450,000	$0.01
25,000	August 8, 2008	0.01	25,000	0.01
150,000	October 17, 2008	0.02	150,000	0.02
30,000	December 17, 2008	0.03	30,000	0.03
55,000	April 20, 2009	0.06	30,000	0.06
50,000	December 2, 2009	0.04	50,000	0.04
20,000	January 27, 2010	0.04	20,000	0.04
200,000	May 26, 2010	1.72	133,000	1.72
190,000	June 17, 2010	1.98	126,000	1.98
5,000	August 23, 2010	1.30	5,000	1.30
75,000	September 20, 2010	1.65	-	-
280,000	January 13, 2011	3.23	186,667	3.23
360,000	December 20, 2011	6.34	120,004	6.34

1,890,000			1,325,671

Certain of the options vest over a two year period with one-third vesting on the date of grant, one-third vesting one year from the date of grant and the remainder vesting two years from the date of grant.  As at March 31, 2007, the outstanding unvested options vest in tranches over a period from April 20, 2007 to December 20, 2008.

(b)

Stock based compensation

	Number of	Fair Value Amount
	Options	Unvested	Vested

Unexercised options, June 30, 2006	1,530,000	386,550	1,066,605
Options granted	360,000	574,122	515,430
Options vested	-	(230,811)	230,811

Unexercised options, March 31, 2007	1,890,000	$729,861	$1,812,846

NORTHERN PERU COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007

(Unaudited – Prepared by Management)

(expressed in Canadian dollars)

8.

STOCK OPTIONS (continued)

The fair value used to calculate the compensation expense related to the stock options issued is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Nine Months Ended March 31, 2007	Nine Months Ended March 31, 2006

Risk-free interest rate	2.71% - 3.96%	2.71% - 3.77%
Expected dividend yield	-	-
Expected stock price volatility	70% - 98%	70% - 98%
Expected option life in years	2 - 3	2 - 3

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

9.

SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006	Nine Months Ended March 31, 2007	Nine Months Ended March 31, 2006

Non-cash investing and financing transactions:
Amortization included in mineral property expenditures	$2,583	$1,198	$6,859	$3,171
Stock based compensation included in mineral property expenditures	20,738	-	82,354	52,140
Common shares issued for services	90,000	102,148	90,000	102,148

10.

SEGMENTED DISCLOSURE

The Company has one operating segment, mineral exploration, and all capital assets of the Company are located in Canada except for its mineral properties (Note 4), and certain equipment with a net book value of $61,151, which are located in Peru.

The Company operates in two geographical segments:  Canada and Peru.  Corporate administrative activities are conducted from Canada.

NORTHERN PERU COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007

(Unaudited – Prepared by Management)

(expressed in Canadian dollars)

11.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities.  Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and may involve significant uncertainties in matters of judgment and, therefore, cannot be determined with precision.  The fair values of these financial instruments approximate their carrying values due to their short term maturity.

It is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates.  The Company does not use derivative instruments to reduce its exposure to foreign currency risks.

12.

COMMITMENTS AND CONTINGENCIES

(a)

On May 15, 2005, the Company entered into a Management Consultant Agreement with its president for the provision of management services to the Company in consideration of US $90,000 per annum.  This amount was increased to US $100,000 per annum effective January 1, 2007.

The Company also entered into an Executive Bonus/Retention Agreement dated May 15, 2005 with its president which provides for an aggregate of 30,000 bonus shares (10,000 bonus shares per year) as a retention bonus (10,000 common shares issued in May, 2006) as well as the payment of a share appreciation bonus and transaction bonus as follows:

(i)

Share appreciation bonus

Provided that its president is under contract with the Company at such time as the Company’s share price reaches Cdn $6 and trades at or above an average of Cdn $6 for a period of 20 consecutive trading days on the Exchange, a bonus of 15,000 common shares shall be paid (issued in January, 2007 with a fair value of $90,000).

(ii)

Transaction bonus

Provided that its president is under contract with the Company at such time as the Company undertakes a sale in respect of the Galeno property in a single transaction for a value greater than Cdn $70,000,000, a bonus of 40,000 common shares shall be paid.

(b)

During fiscal 2006, the Company issued 75,000 options to a consultant which vest upon the completion of certain achievements and which expire in September 2010.

NORTHERN PERU COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007

(Unaudited – Prepared by Management)

(expressed in Canadian dollars)

12.

COMMITMENTS AND CONTINGENCIES  (continued)

(c)

The Molino property lease was the subject of ongoing litigation.  Through arbitration, the Company was successful in defending a claim by the underlying property holder that the Lease was in breach.  The underlying property holder appealed the decision of the arbitrator.  This appeal was dismissed.  An attempt was made to bring the claim before the Judiciary of Peru; however the Judge determined that the appropriate forum for the dispute was the Arbitration.  The underlying property owner appealed this determination before the Court of Appeal. Should the underlying property owner´s action have been admitted and the Judiciary ultimately rule that the Company had breached the Lease, it could have resulted in the loss of the Molino mining concession, the result of which would have been to limit an expansion of the known Galeno resource and the loss of the Hilorico resource.

In April, 2007 the Company concluded a buy-out of the Molino lease which included the settlement of all ongoing litigation (Note 4(a)).

13.

SUBSEQUENT EVENTS

In addition to subsequent events disclosed elsewhere in these financial statements, the following events occurred subsequent to March 31, 2007:

(a)

In April, 2007 the Company exercised its option on the Galeno property and made the remaining payment of US $1,120,000 (Note 4(a)).

(b)

In order to make the payment on the Galeno property (Note 13(a)), the Company received a loan from a director for the amount of the payment.  The Company also received a loan of an additional US $2,000,000 from the director to assist in operations.  The loans are repayable by May 15, 2007 with interest at the rate of LIBOR plus 2%.

(c)

In April, 2007 the Company reached an agreement with a Peruvian owner to acquire a small claim fraction on the margin of the Galeno concessions in consideration of a cash payment of US $2,000,000 and 175,000 common shares of the Company.  The agreement is subject to regulatory approval.

(d)

The Company has agreed to make a donation in the amount of $1,005,000 payable in cash or shares of the Company, to the University of British Columbia (the “University”), in connection with the University’s plans to build a new earth science systems building.  The donation is payable in three tranches, the first $335,000 of which shall be made with shares upon the closing of a subscription for shares of the Company by the University.  The second and third tranches, of $335,000 each, shall be made on the first and second anniversaries of the closing of the initial subscription and are payable in either cash or shares at the discretion of the president of the Company.  The transaction is subject to regulatory approval, as are each of the second and third payment tranches, should those payments be made in shares.

(e)

On April 26, 2007, the Company entered into an agreement for a brokered private placement of 2,000,000 common shares for gross proceeds of $16,800,000.  A 6% commission will be payable on the gross proceeds upon closing of the financing.  The transaction is subject to regulatory approval and is expected to close on or about May 15, 2007.